UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 19, 2014
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On November 19, 2014, Raymond James Financial, Inc. (the "Company") issued a press release to disclose its operating data for October 2014.

The information in this Current Report, including any exhibits hereto, is being furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company with the Securities and Exchange Commission, whether made before or after the date hereof, regardless of any general incorporation language in such filings (unless the Company specifically states that the information or exhibit in this particular report is incorporated by reference).

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release, dated November 19, 2014, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 19, 2014   By: /s/ Jeffrey P. Julien
                                               Jeffrey P. Julien
                                               Executive Vice President - Finance,
                                               Chief Financial Officer and Treasurer

EXHIBIT 99.1



November 19, 2014

FOR IMMEDIATE RELEASE
Media Contact: Steve Hollister, 727.567.2824
Investor Contact: Paul Shoukry, 727.567.5133
raymondjames.com/media

RAYMOND JAMES FINANCIAL REPORTS OCTOBER 2014 OPERATING DATA

ST. PETERSBURG, Fla. - In an effort to provide timely information to investors about general trends in our major business segments, we are releasing selected operating data for October 2014. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

Total securities commissions and fees of $287.4 million in October 2014 increased 8.1 percent over last October and 3.5 percent over September 2014, which had two fewer equity trading days. This October's increase was attributable to the Capital Markets segment, as institutional equity and fixed income commissions were lifted by the spike in market volatility during the first half of the month.

Client assets under administration reached $480.3 billion, increases of 10.1 percent and 1.1 percent over the prior year's October and preceding month, respectively. Financial assets under management of $66 billion grew 14.4 percent over the year-ago period and 2.2 percent over the preceding month. Growth in client assets under administration and financial assets under management was driven by strong financial advisor retention and recruiting results, as well as market appreciation as the S&P 500 increased 2.3 percent in October.

"Investment banking revenues declined significantly in October following a record month in September," said CEO Paul Reilly. "However, the M&A and underwriting pipelines remain very robust."

Raymond James Bank grew net loans to a record $11.3 billion, a substantial 27 percent increase over the prior October and a $300 million increase for the month.

"We are pleased with our results in October, especially given the elevated market volatility throughout most of the month," said Reilly. "We remain well-positioned for growth in all of our businesses."

About Raymond James Financial, Inc.

Raymond James Financial, Inc. ("RJF" or the "Company") is a leading diversified financial services company headquartered in St. Petersburg, Florida providing private client, capital markets, asset management, banking and other services to individuals, corporations and municipalities predominantly in the United States and Canada. Its principal wholly owned subsidiaries include Raymond James & Associates, Inc., Raymond James Financial Services, Inc., Raymond James Financial Services Advisors, Inc., Raymond James Ltd., Eagle Asset Management, Inc., and Raymond James Bank, N.A. The Company has more than 6,200 financial advisors serving in excess of 2.5 million client accounts in more than 2,500 locations. Total client assets are approximately $480 billion. Established in 1962 and public since 1983, the Company has been listed on the New York Stock Exchange since 1986 under the symbol "RJF". Additional information is available at www.raymondjames.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions, demand for and pricing of our products, acquisitions and divestitures, anticipated results of litigation and regulatory developments or general economic conditions. In addition, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," "forecasts," and future or conditional verbs such as "will," "may," "could," "should," and "would," as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in our filings with the Securities and Exchange Commission from time to time, including our most recent Annual Report on Form 10-K and subsequent Forms 10-Q, which are available on www.raymondjames.com and the SEC's website at www.sec.gov. We expressly disclaim any obligation to update any forward-looking statement in the event it later turns out to be inaccurate, whether as a result of new information, future events, or otherwise.

Raymond James Financial, Inc.
Operating Data

	October 2014	September 2014	October 2013
	(23 business days)	(21 business days)	(23 business days)
Total securities commissions and fees (in mil.) [1]	$287.4	$277.7	$265.9
Client assets under administration (in bil.)	$480.3	$475.0	$436.3
Private client group assets under administration (in bil.)	$455.9	$450.6	$413.1
Financial assets under management (in bil.) [2]	$66.0	$64.6	$57.7
Raymond James Bank total loans, net (in bil.)	$11.3	$11.0	$8.9

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.